UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

For the Fiscal Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

United Rentals, Inc. 401(k) Investment Plan

Financial Statements

and Supplemental Schedule

For the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Audit Committee of United Rentals, Inc.

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

May 12, 2011

United Rentals, Inc. 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets:
Cash and cash equivalents	$—	$4,500
Investments, at fair value:
United Rentals, Inc. Common Stock	4,567,236	2,351,068
T. Rowe Price Tradelink Investments	94,856	79,080
Mutual Funds:
Dodge & Cox International Stock Fund	11,589,358	10,718,373
PIMCO Total Return Fund, Institutional	785,979	—
T. Rowe Price Spectrum Bond Income Fund	12,122,190	11,860,248
T. Rowe Price Balanced Fund	10,343,043	9,235,483
T. Rowe Price Blue Chip Growth Fund	17,621,990	15,959,979
T. Rowe Price New Horizons Fund	18,070,762	14,157,949
T. Rowe Price Prime Reserve Fund	28,907,127	31,349,026
T. Rowe Price Retirement Income Fund	698,142	685,112
T. Rowe Price Retirement 2005 Fund	376,932	453,862
T. Rowe Price Retirement 2010 Fund	3,031,020	2,811,584
T. Rowe Price Retirement 2015 Fund	2,913,171	2,931,200
T. Rowe Price Retirement 2020 Fund	8,581,869	7,725,720
T. Rowe Price Retirement 2025 Fund	6,647,746	5,812,727
T. Rowe Price Retirement 2030 Fund	12,004,431	10,246,910
T. Rowe Price Retirement 2035 Fund	7,363,569	6,230,787
T. Rowe Price Retirement 2040 Fund	9,480,153	7,986,631
T. Rowe Price Retirement 2045 Fund	3,285,509	2,596,333
T. Rowe Price Retirement 2050 Fund	689,696	476,450
T. Rowe Price Retirement 2055 Fund	221,614	144,861
T. Rowe Price Value Fund	18,173,341	16,950,634
T. Rowe Price Small Cap Value Fund	3,446,950	2,800,955
Vanguard Institutional Index Fund	16,808,050	15,268,004

Total mutual funds	193,162,642	176,402,828

Receivables:
Notes receivable from participants	11,803,241	10,554,355
Company contributions receivable	25	10,439
Participants’ contributions receivable	2,023	33,218

Total receivables	11,805,289	10,598,012

Total assets	209,630,023	189,435,488
Liabilities:
Obligation to Plan Sponsor	—	(205,432)

Net assets available for benefits	$209,630,023	$189,230,056

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions
Contributions:
Participants	$14,361,426	$16,325,157
Company	1,616,043	2,207,206
Rollovers	665,869	1,028,564

Investment income:
Dividend income	3,059,101	2,381,035
Net realized and unrealized appreciation in fair value of investments	23,424,400	36,297,331
Interest income from participants’ notes receivable	630,955	707,990

	43,757,794	58,947,283

Deductions
Benefits paid directly to participants	(23,254,680)	(22,345,947)
Administrative fees	(103,147)	(111,633)

Net increase	20,399,967	36,489,703

Net assets available for benefits, beginning of year	189,230,056	152,740,353

Net assets available for benefits, end of year	$209,630,023	$189,230,056

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on May 1, 1998. All employees are eligible to participate in the Plan as of their hire date (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $16,500 per year in 2010 and 2009 (plus catch-up contributions for participants age 50 and over of $5,500 in 2010 and 2009), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code (the “Code”). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.

The Company may contribute a discretionary amount, which is determined annually, to the Plan. The Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $500 during the years ended December 31, 2010 and 2009. Participants become eligible for Company matching contributions following three months of employment. Effective January 1, 2011, the maximum annual contribution amount was raised to $2,000 per participant.

Participant Accounts

Each participant account includes the participant’s contribution, the Company’s discretionary contribution, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses charged to the participant’s account.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Upon termination of employment, participants forfeit their non-vested balances. Forfeitures of terminated participants’ non-vested accounts, which aggregated $272,619 and $376,809 for 2010 and 2009, respectively, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company (“T. Rowe Price”).

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 and 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms range from one to five years for personal loans and up to thirty years as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 4.75% to 9.75%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Code and the regulations thereunder.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncements

Fair Value Disclosures. In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The partial adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

Loans to Participants. In September 2010, the FASB issued guidance which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Subsequent Events. In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

Investments and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Fair Value Measurements below for further information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Obligation to Plan Sponsor

In 2009, the Plan received a duplicate contribution from the Company in the amount of $205,432. In 2010, the cash received from this duplicate contribution was used to offset discretionary Company contributions as described in Note 1 (see “Contributions”).

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Fair Value Measurements

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities include:

a)	quoted prices for similar assets or liabilities in active markets;
b)	quoted prices for identical or similar assets or liabilities in inactive markets;
c)	inputs other than quoted prices that are observable for the asset or liability;
d)	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

United Rentals, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

T. Rowe Price Tradelink Investments: Valued based on the fair market value of the underlying stocks and mutual funds, which are valued at the closing price reported on the active markets on which the stocks are traded and the net asset value (“NAV”) of shares held at year end, respectively.

Mutual funds: Valued at the NAV of shares held by the Plan at year end based on quoted prices in an active market. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2010 and 2009, all of the Plan’s assets that are measured at fair value are Level 1 assets.

The following table presents the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31,
	2010	2009
United Rentals, Inc. Common Stock	$4,567,236	$2,351,068
T. Rowe Price Tradelink Investments	94,856	79,080
Mutual Funds	193,162,642	176,402,828

Total investments at fair value	$197,824,734	$178,832,976

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

4. Investments

During 2010 and 2009, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2010	2009
Dodge & Cox International Stock Fund	$1,245,070	$3,323,139
PIMCO Total Return Fund, Institutional	(34,626)	—
T. Rowe Price Spectrum Bond Income Fund	539,067	1,485,938
T. Rowe Price Balanced Fund	919,910	1,904,322
T. Rowe Price Blue Chip Growth	2,474,507	4,802,688
T. Rowe Price New Horizons Fund	4,175,884	4,392,057
T. Rowe Price Retirement Income Fund	50,150	87,040
T. Rowe Price Retirement 2005 Fund	31,884	70,198
T. Rowe Price Retirement 2010 Fund	264,709	530,327
T. Rowe Price Retirement 2015 Fund	323,323	645,154
T. Rowe Price Retirement 2020 Fund	963,790	1,715,119
T. Rowe Price Retirement 2025 Fund	753,047	1,421,482
T. Rowe Price Retirement 2030 Fund	1,484,626	2,623,904
T. Rowe Price Retirement 2035 Fund	942,144	1,627,652
T. Rowe Price Retirement 2040 Fund	1,221,972	2,118,721
T. Rowe Price Retirement 2045 Fund	414,718	668,935
T. Rowe Price Retirement 2050 Fund	83,205	125,728
T. Rowe Price Retirement 2055 Fund	23,290	64,674
T. Rowe Price Value Fund	2,226,611	4,514,995
T. Rowe Price Small Cap Value Fund	623,825	593,330
T. Rowe Price Tradelink Investments	15,776	19,681
T. Rowe Price Equity Index Trust	—	1,377,253
Vanguard Institutional Index Fund	1,890,366	1,710,520
United Rentals, Inc. Common Stock	2,791,152	474,474

	$23,424,400	$36,297,331

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies

As previously reported, following the Company’s August 2004 announcement that the Securities and Exchange Commission (the “SEC”) had commenced a non-public, fact-finding inquiry concerning the Company, an alleged stockholder filed an action in Connecticut State Superior Court, Judicial District of Norwalk/Stamford at Stamford, purportedly suing derivatively on the Company’s behalf. This derivative action is discussed in further detail in Note 15 to the Company’s consolidated financial statements included in its report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”).

Following the Company’s November 14, 2007 announcement that affiliates of Cerberus Capital Management, L.P. (“Cerberus”) had notified the Company that they were not prepared to proceed with the purchase of the Company on the terms set forth in the merger agreement, three putative class action lawsuits were filed against the Company, which have since been consolidated, alleging, among other things, that the named plaintiffs and members of the purported class suffered damages when they purchased or otherwise acquired securities issued by the Company, as a result of false and misleading statements and/or material omissions attributed to the Company relating to the contemplated merger with affiliates of Cerberus. On August 24, 2009, the Court granted defendants’ motion to dismiss the second consolidated amended complaint in this action with prejudice and subsequently entered judgment in favor of defendants. On August 30, 2010, the United States Court of Appeals for the Second Circuit affirmed the judgment of dismissal entered by the District Court. On February 24, 2011, the Court of Appeals denied plaintiffs’ petition for rehearing en banc or panel rehearing. This matter is discussed in further detail in Note 15 to the Company’s 2010 Form 10-K.

6. Delinquent Participant Contributions

During 2009, the Company was untimely in remitting certain participant contributions in the amount of $28,936 (reflected in participants’ contributions receivable in the statement of net assets available for benefits). Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company remitted the delinquent participant contributions, as well as the related Company matching contributions of $10,404 (reflected in Company contributions receivable in the statement of net assets available for benefits), in May 2010. In addition, the Company reimbursed the Plan for lost earnings of $28,324 in May 2010.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties (continued)

investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Related Party Transactions

Certain Plan investments and shares of mutual funds are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $103,147 and $111,633 for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2010 and December 31, 2009, the Plan had $4.6 million or 2.2%, and $2.4 million or 1.2%, respectively, of its total net assets invested in United Rentals, Inc. Common Stock.

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2010
Dodge & Cox	International Stock Fund	324,541	$11,589,358
PIMCO	Total Return Fund, Institutional	72,440	785,979
Vanguard	Vanguard Institutional Index Fund	146,144	16,808,050
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	980,760	12,122,190
	Balanced Fund	535,909	10,343,043
	Blue Chip Growth Fund	462,156	17,621,990
	New Horizons Fund	539,587	18,070,762
	Prime Reserve Fund	28,907,127	28,907,127
	Retirement Income Fund	53,253	698,142
	Retirement 2005 Fund	33,239	376,932
	Retirement 2010 Fund	197,589	3,031,020
	Retirement 2015 Fund	245,010	2,913,171
	Retirement 2020 Fund	522,011	8,581,869
	Retirement 2025 Fund	552,138	6,647,746
	Retirement 2030 Fund	694,701	12,004,431
	Retirement 2035 Fund	602,091	7,363,569
	Retirement 2040 Fund	544,211	9,480,153
	Retirement 2045 Fund	282,990	3,285,509
	Retirement 2050 Fund	70,811	689,696
	Retirement 2055 Fund	23,013	221,614
	Value Fund	778,635	18,173,341
	Small Cap Value Fund	95,404	3,446,950
	Tradelink Investments (see detail of investments in the Tradelink Investments on pages 14-15)		94,856
United Rentals, Inc.*	United Rentals, Inc. Common Stock	200,758	4,567,236

			197,824,734

Participant loans*	Interest rates range from 4.75% to 9.75%; remaining maturities range from less than 1 month to 30 years		11,803,241

			$209,627,975

*	Indicates party-in-interest to the Plan.

Note: The “Cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2010
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Alcatel Lucent Sponsored ADR	19	$56
	Allied Irish Banks PLC Sponsored ADR	30	26
	Amelot Holdings, Inc.	10	—
	American Unity Investments, Inc.	4	—
	Banro Corp.	1	4
	Buffalo Gold Ltd.	6	—
	Cyop Systems Intl	10	—
	CHDT Corp.	10	—
	Cheniere Energy Partners	30	639
	CSMG Technologies, Inc.	25	1
	Dragon International Group	800	1
	First Pet Life, Inc.	5	—
	Galton Biometrics, Inc.	1,000	—
	Inuvo, Inc.	3	15
	Jordan Kane Floor Coverings, Inc.	5	—
	Kodiak Oil & Gas Corp.	500	3,300
	LSI Corp.	4	24
	M Wise, Inc	50	—
	Mirant Corp	1,080	—
	Northern Oil & Gas, Inc.	150	4,082
	Penn West Energy Trust	110	2,631
	Poseidis, Inc.	3	—

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2010
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Roboserver Systems Corp.	1	—
	Saba Software Inc.	100	612
	Seagate Technology, PLC	200	3,006
	Shandong Zhouyuan Seed and Nursery Co.	218	3
	Sirius XM Radio Inc.	200	328
	Smith & Wesson Holding Corp.	200	748
	Sulja Brothers Building Supplies Ltd.	6,005	1
	Xechem Intl., Inc.	500	—
	YTB Int’l, Inc. Class A	27	1
	YTB Int’l, Inc. Class B	54	1

	Mutual Funds:
	T. Rowe Price Emerging Europe & Mediterranean Fund	103	2,414
	T. Rowe Price Financial Services Fund	110	1,560
	T. Rowe Price Health Sciences Fund	105	3,179
	T. Rowe Price Media & Telecommunications Fund	65	3,358
	Vanguard Index Trust Total Stock Market Index Fund	1,938	61,175
	Prime Reserve Fund	7,691	7,691

			$94,856

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.

401(K) INVESTMENT PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

May 12, 2011